Exhibit 99.1

TDH Holdings, Inc. Reports First Half 2020 Financial Results

QINGDAO, China, November 25, 2020 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, announced today its financial results for the six months ended June 30, 2020.

First Half 2020 Unaudited Financial Highlights:

	For the Six Months Ended June 30
($ millions, except per share data)	2020	2019	% Change
Revenues	$0.28	$8.04	-96.5%
Gross profit (loss)	$(0.07)	$0.69	-110.1%
Gross profit (loss) margin	-25.0%	8.6%	-33.6	pp*
Operating loss	$(0.97)	$(1.24)	-21.8%
Operating loss margin	-343.1%	-15.4%	-327.7	pp*
Net loss attributable to common stockholders	$(0.6)	$(1.67)	-64.1%
Loss per share - basic and diluted	$(0.01)	$(0.14)	-92.9%

*	pp: percentage points

●	Revenues decreased by 96.5% to $0.28 million for the first half of 2020. The decrease in total revenues was mainly due to reduced sales orders when we temporarily closed our facilities in response to the outbreak and spread of the COVID-19 pandemic.

●	Gross loss was $ 0.07 million for the first half of 2020, compared to gross profit of $0.69 million for the same period of the prior year.

●	Operating loss was $0.97 million for the first half of 2020, compared to operating loss of $1.24 million for the same period of the prior year. The operating loss was mainly due to the gross loss combined with the declined business scale.

●	Net loss was $0.6 million, or loss per share of $0.01, for the first half of 2020, compared to net loss of $1.67 million, or loss per share of $0.14, for the same period of the prior year.

First Half 2020 Financial Results

Revenues

Historically, the Company generated its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods in overseas markets, domestic markets and through its e-commerce platform. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. For the first half of 2020, total revenues decreased by $7.76 million, or 96.5%, to $0.28 million from $8.04 million as compared with the same period of the prior year. The decrease in total revenues was mainly due to reduced sales orders when we temporarily closed our facilities in response to the outbreak and spread of the COVID-19 pandemic, as discussed in details below:

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and business closures. On March 11, 2020, the World Health Organization categorized it as a pandemic. To contain the spread of the COVID-19, the government took stringent measures, including restricting access to provinces and cities, reducing gathering events, and postponing non-essential business activities. Following this outbreak and other operational difficulties, the Company temporarily shut down its main office and its remaining production facilities until May 2020. Following the temporary cessation of its production capabilities and the negative impact of the COVID-19 pandemic, the Company continued to incur significant delays, reductions in revenue. In addition, due to the COVID-19 outbreak, some of our customers or suppliers experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. We resumed our work under the guidance and support of the government in May 2020.

	For the Six Months Ended June 30,
	2020		2019		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$61	21.60%	$6,278	78.10%	$(6,217)	-99%
Domestic	222	78.40%	1,644	20.40%	(1,423)	-86.60%
E-commerce	-	-%	153	1.90%	(153)	-100%
less: sales tax and additional surcharge	-	-%	(34)	-0.40%	34	100%
Total	$283	100.00%	$8,041	100.00%	$(7,759)	-96.50%

Overseas sales decreased by $6.22 million, or 99%, to $0.06 million for the first half of 2020 from $6.28 million for the same period of the prior year. Domestic sales decreased by $1.42 million, or 86.6%, to $0.22 million for the first half of 2020 from $1.64 million for the same period of the prior year. Sales from the e-commerce channel decreased by $0.15 million, or 100%, to $0 million for the first half of 2020 from $0.15 million for the same period of the prior year.

Cost of revenues

Cost of revenues consists primarily of raw materials, labor and factory overhead expenses necessary to manufacture finished goods. Cost of revenues decreased by $7 million, or 95.2%, to $0.35 million for the first half of 2020 from $7.35 million for the same period of the prior year. The decrease in cost of revenues was in line with the decrease in revenue. However, even when we temporarily closed our facilities until May 2020, we still carried certain fixed overhead costs, which led to higher than our total revenue cost of revenues. Cost of revenues was 125.0% for the first half of 2020, compared to 91.4% for the same period of the prior year.

Gross profit (loss) and gross profit (loss) margin

Gross loss was $0.07 million for the first half of 2020, compared to gross profit of $0.69 million for the same period of the prior year. Gross loss margin was negative 25% for the first half of 2020, compared to gross profit margin of 8.6% for the same period of the prior year. The decrease of gross margin is mainly due to the substantial decrease of production orders and the increase of fixed cost allocation thereafter.

Operating expense

Operating expense consists of selling expense, general and administrative expense and research and development expense.

Selling expense decreased by $0.6 million, or 90.4%, to $0.06 million for the first half of 2020 from $0.66 million for the same period of the prior year. The decrease in selling expense was mainly due to decrease in revenue. Accordingly, distribution costs, sales promotion and marketing campaign related costs, and sales commissions decreased in the first half of 2020 as compared to the same period of last year.

General and administrative expense decreased by $0.43 million, or 33.9%, to $0.84 million for the first half of 2020 from $1.26 million for the same period of the prior year. The decrease in general and administrative expense was mainly attributable to the decrease in payroll expense due to the reduction of administrative employees and cost control strategy during COVID-19 pandemic.

As a result, total operating expenses decreased by $1.03 million, or 53.5%, to $0.90 million for the first half of 2020 from $1.93 million for the same period of the prior year.

Operating loss

Loss from operations was $0.97 million for the first half of 2020, compared to $1.24 million for the same period of the prior year. The decrease in loss from operations was the combined result of declined business scale during COVID-19 and decrease in operating expenses.

Investment income

Affected by COVID-19, the Company was unable to operate normally. In order to improve capital utilization, the Company invested idle funds in the stock markets. During the first half of 2020, the investments generated a total of $0.88 million net returns.

Net loss and loss per share

Net loss was $0.60 million, or loss per share of $0.01, for the first half of 2020, compared to net loss of $1.67 million, or loss per share of $0.14, for the same period of the prior year.

Financial Conditions

As of June 30, 2020, the Company had cash, cash equivalents and restricted cash of $1.37 million, compared to $6.50 million at December 31, 2019. Accounts receivable and inventories were $0.05 million and $0.23 million, respectively, as of June 30, 2020, compared to $0.02 million and $0.47 million, respectively, at the end of 2019. Total working capital deficit was $7.44 million as of June 30, 2020, compared to $7.27 million at the end of 2019.

Net cash used in operating activities was $0.81 million for the first half of 2020, compared to $4.72 million for the same period of the prior year. Net cash used in investing activities was $4.48 million for the first half of 2020, compared to $0.03 million for the same period of the prior year. Net cash provided by financing activities was $0.15 million for the first half of 2020, compared to $5.30 million for the same period of the prior year.

Going Concern

Impact of COVID-19 Pandemic on the Company’s operations

In light of the current circumstances and available information, we estimate that for the year of 2020, our revenues could be significant lower as compared to the same period of last year. At the same time, our employee salaries and benefits have decreased due to company restructuring started November 2019. We expect that our net loss could be lower as compared to the same period of last year. Our assets primarily include cash, restricted cash, short-term investments, accounts receivable, inventory, prepaid expense and other current assets, property, plant and equipment, intangible assets and operating lease right-pf-use assets. Although we resumed our business activities since May 2020, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition for the remaining months in our fiscal year 2020 will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s overseas customers and COVID-19 control in all the countries including China, which are still uncertain and cannot be reasonably estimated at this point of time. The Company’s revenues remain negligible following the gradual resumption of its operations in May 2020. Moreover, the Company expects that the impact of the COVID-19 outbreak on the domestic and global economic environment will have a material adverse effect on the demand for its products and its ability to generate revenue going forward. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. Due to the effects of the outbreak of COVID-19 discussed above, to the extent we experience a further adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. Such financing may include the use of additional debt or the sale of additional equity securities. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This news release contains forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the Company’s ability to execute on its business plan, secure necessary capital to sustain and maintain its operations, its ability to resume its operations at the previous levels, its ability to successfully resolve various legal proceedings in which it is involved, are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties that are described more fully in the Company’s public reports filed with the U.S. Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by TDH or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983